March 1, 2006                                                Jeffrey W. Acre

                                                             412-355-6506
                                                             Fax: 412-355-6501
Securities & Exchange Commission                             jacre@klng.com
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

                  Re:   Crane Co.
                        Amendment No. 2 to Registration Statement on Form S-3
                        SEC File Number: 33-53709

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended
(the "Securities Act"), Crane Co. (the "Company") hereby requests the immediate withdrawal of its Amendment No. 2 (the "Amendment") to the Company's
Registration Statement on Form S-3 (File No. 33-53709)(the "Registration
Statement"), which was initially filed with the Securities and Exchange
Commission on September 22, 2003.

The Company requests the withdrawal of the Amendment because the Amendment was incorrectly tagged as a pre-effective amendment, rather than a post-effective amendment. No securities have been sold in connection with the Amendment. The
Company will file on the date hereof a corrective post-effective amendment to deregister the remaining unsold securities under the Registration Statement.

If you have any questions or require additional information, please contact the undersigned at (412) 355-6506.

Sincerely,

/s/ Jeffrey W. Acre
----------------------------
Jeffrey W. Acre

cc:   Augustus I. duPont, Esq.
      Janice C. Hartman, Esq.